011-00374

Form G-FIN/A

RECEIVED
2012 JUN 25 PM 5:04
SEC / TM


12060926

FR G-FIN
OMB No. 7100–0224
Average hours per response: 1.0
Approval expires March 31, 2007

OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

A. ☐ Comptroller of the Currency
B. ☐ Board of Governors of the Federal Reserve System
C. ☒ Federal Deposit Insurance Corporation
D. ☐ Office of Thrift Supervision
E. ☐ Securities and Exchange Commission

2. Conducts business as:

A. ☐ Government Securities Broker
B. ☐ Government Securities Dealer
C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

A. ☐ Notice
B. ☒ Amendment

4. A. Full name of the financial institution:

Central Trust Bank

B. Address of principal office of financial institution:

238 Madison Street, Jefferson City, MO 65101

C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

D. Mailing address if different from (B) or (C):

E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Phylos JH Sandison	Vice President	573-634-127

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

(If yes, provide addresses and describe activities.)

First National Bank of St. Louis, 3 E. Washington St., Millstadt, IL 62260

Jefferson Bank, 700 Southwest Blvd., Jefferson City, MO 65101

Engage in buying & selling government securities for bank portfolio and inventory account.

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Sandison	Phylos	JH	Vice President, Manager Fixed Income Trading

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
Ginni	L.	Weavers	2nd Vice President, Manager Brokerage Operations



Manual Signature

Date: 6-6-12



Federal Deposit Insurance Corporation
550 17th St. NW Washington DC, 20429

Division of Risk Management Supervision

June 14, 2012

Carol Y. Charnock
Securities and Exchange Commission
Division of Market Regulation
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Charnock:

Enclosed is a copy of Form G-FIN, "Notice of Government Securities Broker or Government Securities Dealer Activities," submitted by The Central Trust Bank, Jefferson City Missouri, dated June 6, 2012.

If you have any questions regarding this transmittal, please direct them to Anthony J. DiMilo, Examination Specialist - Trust, phone (202) 898-7496 or e-mail to adimilo@fdic.gov.

Sincerely,

Thomas F. Lyons
Acting Chief, Policy & Program
Development Section

Enclosure